SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of November 1999
                            --------------------

                         THE DIALOG CORPORATION PLC
                      (formerly known as M.A.I.D plc)
           (exact name of registrant as specified in its charter)
                            --------------------

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)
                           ---------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    FORM 20-F |X|      FORM 40-F|_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                     YES  |_|         NO  |X|


      On November 15, 1999, the Registrant issued a press release that contains the Registrant's operating results for the three month period ended September 30, 1999 and its interim results for the nine months ended September 30, 1999.




                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 29, 1999       THE DIALOG CORPORATION PLC



                              By:/s/ David G. Mattey
                                 -------------------------------------
                                     David G. Mattey
                                     Chief Financial Officer





                               EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------

99.1 Press Release, "Dialog Reports Q3 Revenues of $82.8M and Profit Before Tax of $10.7M, dated November 15, 1999.